Exhibit 99.1

SCHEDULE “A”

NEWS RELEASE	FOR IMMEDIATE RELEASE

XTRA-GOLD REPORTS TRENCH AND CHANNEL SAMPLING RESULTS
FROM ZONE 5 GOLD CORRIDOR AND INITIAL IP GROUND-PROOFING
RESULTS OF HIGH PRIORITY GOLD TARGETS

Toronto, Ontario – June 12, 2013 – Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”) TSX: XTG; OTCBB: XTGRF, is very pleased to announce additional trench and channel sampling results from the Zone 5 Gold Corridor, as well as initial ground-proofing results of high priority gold targets recently defined by the Induced Polarization / Resistivity survey (“IP Survey”), on the Company’s wholly-owned Kibi Gold Project, located in the Kibi – Winneba greenstone belt (the “Kibi Gold Belt”), in Ghana, West Africa. Highlights of the trench / channel sampling and IP target prospecting reported today include:

-

6 m grading 5.96 grams per tonne (“g/t”) gold, including 13.00 g/t gold over 2.5 m, in trench #CCRS003; and 3 m grading 6.39 g/t gold and 6.8 m grading 3.12 g/t gold, including 5.33 g/t gold over 2.2 m, from parallel shear structures in saw-cut channel sample strings #KBCS080-35 and #KBCS080-33 respectively (Main Shear - L7600N Gold Shoot);

-

2.4 m grading 6.25 g/t gold and 1.1 m grading 14.05 g/t gold in trench channel strings #CCRS005-A and #CCRS005-B; and 3.8 m grading 6.84 g/t gold, including 11.05 g/t gold over 0.9 m, in saw-cut channel string #KBCS077-11 (Old Pit Shear); 1.3 m grading 9.07 g/t gold in saw-cut channel string #KBCS082-2 (Roadside Shear); and 3 m grading 17.96 g/t gold in sample string #KBCS078-5 (L7600W Shear);

-

new bedrock exposure of Main Shear discovered approximately 250 m southwest of the L7600N Gold Shoot during prospecting of the 1,100 m long high resistivity trend spatially associated with the Main Shear structure; extending the apparent strike length of the Main Shear gold mineralization to approximately 775 m;

-

new iron formation-hosted gold target exhibiting spatial association with a series of coincident high chargeability (IP) / weak – moderate resistivity anomalies lying along a regional structure discovered on the Zone 5 grid;

The present channel sampling results correspond to an ongoing mechanized outcrop stripping / trenching transect designed to test the southwestern strike extension of the Main Shear and define the full width extent of the NE-trending Zone 5 Gold Corridor. In addition to continued detailed channel sampling of the Main Shear – L7600N Gold Shoot, today’s results include significant channel sample intercepts for the Old Pit, Roadside, and L7600W shear zones lying approximately 50 m, 150 m, and 250 m northwest of the Main Shear structure, respectively.

Table 1: Trench Channel / Saw-Cut Channel Grade Composites Main Shear – L7600N Gold Shoot and Old Pit - L7600W – Roadside Shears (Zone 5 Gold Corridor)
Trench / Sample String ID	From (meters)	To (meters)	Sampled Length (meters)	Gold Grams Per Tonne	Shear ID / Comments
CCRS003	3.5	9.5	6.0	5.96	Main – L7600N Shoot
including	7.0	9.5	2.5	13.00
and including	9.0	9.5	0.5	35.60
CCRS003-V2	0.0	1.5	1.5	3.42	Main – L7600N Shoot
CCRS003-V3	0.0	1.7	1.7	1.03	Main – L7600N Shoot
KBCS080-33	5.2	12.0	6.8	3.12	Main – L7600N Shoot
including	6.8	9.0	2.2	5.33
KBCS080-35	0.5	3.5	3.0	6.39	Main – L7600N Shoot
including	0.5	1.0	0.5	12.35
KBCS080-44	0.0	2.0	2.0	1.09	Main – L7600N Shoot
CCRS005-A	0.0	2.4	2.4	6.25	Old Pit
including	1.5	2.4	0.9	10.10
CCRS005-B	0.0	1.1	1.1	14.05	Old Pit
KBCS077-6	0.0	0.9	0.9	3.12	Old Pit
KBCS077-11	0.0	3.8	3.8	6.84	Old Pit
including	1.4	2.3	0.9	11.05
KBCS077-12	0.0	0.8	0.8	5.70	Old Pit
KBCS077-15	0.0	5.5	5.5	2.23	Old Pit
including	1.0	3.0	2.0	4.03
KBCS077-16	0.0	0.7	0.7	24.80	Old Pit
KBCS077-V2	0.0	1.8	1.8	4.49	Old Pit; Flat Veins
including	0.5	1.3	0.8	6.85 *
KBCS077-V4	0.0	1.1	1.1	2.78	Old Pit; Flat Veins
KBCS077-V5	0.0	0.6	0.6	40.60	Old Pit; Flat Veins
KBCS077-V6	0.0	0.8	0.8	4.21	Old Pit; Flat Veins
KBCS077-V7	0.0	0.4	0.4	6.36	Old Pit; Flat Veins
KBCS077-V8	0.0	0.6	0.6	10.05	Old Pit; Flat Veins
KBCS078-5	2.2	5.2	3.0	17.96	L7600W
including	2.2	3.0	0.8	54.30 *
KBCS082-2	0.0	1.3	1.3	9.07	Roadside
including	0.0	0.6	0.6	17.80
KBCS082-3	0.0	2.0	2.0	1.84	Roadside
including	0.0	0.6	0.6	4.07
KBCS082-4	0.0	0.7	0.7	2.20	Roadside
Notes:
* Previously reported result with subsequent extension of channel sample string.
Reported trench intercepts are trench-lengths; true width of mineralization is unknown at this time. Due to irregular bedrock surface, the reported saw-cut channel intercepts are sample intersection lengths irrespective of mineralization topography and may not represent true width of mineralization.

Sample strings with “CCRS” prefix correspond to trench channel sampling in saprolite (oxide) material; and sample strings with “KBCS” prefix correspond to bedrock saw-cut channel sampling. Trench / Channel String ID with "V" corresponds to vertical or steeply inclined channel sampling targeting low- angle extensional veining.

A total of 154 bedrock saw-cut channel samples totaling 109.8 m and 113 saprolite trench channel samples totaling 116.2 m were collected from the 4 aforementioned shear zones. In aggregate these samples form 52 composite channel strings ranging from 0.40 m to 63 m in length, with individual saw-cut channel and saprolite channel samples averaging approximately 0.7 m and 1 m in length, respectively. Of the 267 total channel samples collected: 26 (10%) yielded less than 0.01 g/t gold; 107 (40%) returned gold values from 0.01 g/t to 0.1 g/t; 74 (28%) between 0.1 g/t and 1.0 g/t gold; 18 (6.5%) between 1 g/t and 2 g/t gold; 20 (7.5%) between 2 g/t and 5 g/t gold; 12 (4.5%) between 5 g/t and 10 g/t gold; 7 (2.5%) between 10 g/t and 20 g/t gold; and 3 (1%) samples returned values over 20 g/t gold (54.3 g/t maximum).

An additional 36 vertical or steeply inclined channel sample strings (46.1 m) ranging from 0.4 m to 2.4 m in length were collected on outcrop ledge faces and trench walls to test low-angle extensional veining. Of the 76 vertical channel samples collected: 3 (4%) yielded less than 0.01 g/t gold; 33 (43.5%) returned gold values from 0.01 g/t to 0.1 g/t; 20 (26.25%) between 0.1 g/t and 1.0 g/t gold; 6 (8%) between 1 g/t and 2 g/t gold; 8 (10.5%) between 2 g/t and 5 g/t gold; 4 (5.25%) between 5 g/t and 10 g/t gold; and 2 (2.5%) samples returned values over 10 g/t gold (40.6 g/t maximum).

Main Shear – L7600N Gold Shoot Sampling Results

The present Main Shear – L7600N Gold Shoot assay results correspond to additional saw-cut channel sampling on the approximately 12.5 m wide by 30 m long bedrock trench exposure reported in the April 25, 2013 news release; and a new trench targeting the southwest strike extension of the shear system.

Saw-cut channel string #KBCS080-35 collected within the central portion of the bedrock trench exposure, centered approximately 2 m southeast of previously reported channel string #KBCS080-28 yielding 5.1 m grading 5.88 g/t gold, returned a mineralized intercept of 3 m grading 6.39 g/t gold, including 12.35 g/t gold over 0.5 m. Both channel strings targeted a sinuous, pinch and swell shear zone containing irregular steeply dipping veins, stringers, and lenses of quartz plus/minus iron carbonate and tourmaline. Channel string #KBCS080-33 returned a mineralized intercept of 6.8 m grading 3.12 g/t gold, including 5.33 g/t gold over 2.2 m, from a parallel quartz-tourmaline bearing structure located approximately 10 m southeast of the #KBCS080-28 / #KBCS080-35 intercepts.

Trench #CCRS003 returned a saprolite channel sample intercept of 6 m grading 5.96 g/t gold, including 13.00 g/t gold over 2.5 m, from another apparent parallel shear structure located approximately 20 m west-southwest of the above #KBCS080-35 intercept. Vertical channel sample strings #CCRS003-V2 and #CCRS003-V3 targeting low-angle extensional quartz-tourmaline veining on the northwest flank of the shear zone returned mineralized intercepts grading 3.42 g/t gold over 1.5 m and 1.03 g/t gold over 1.7 m.

Geological mapping/sampling to date indicates that the L7600N Gold Shoot corresponds to a minimum 105 m strike length, braided (anastomosing) structure attaining 25 m in width and encompassing a series of sinuous, high shear strain branches ranging from approximately 0.4 m to 7 m in width; bounding relatively less deformed/altered rock lozenges. The NE-trending, steeply SE dipping, pinch and swell high strain branches range from silicified / carbonatized mylonitic quartz feldspar porphyry (“QFP”) containing irregular quartz-iron carbonate-tourmaline veining / lenses to sericite-iron carbonate-pyrite schist hosting parallel quartz veining. Arrays of mineralized low-angle extensional quartz-tourmaline veins are developed across the shear system.

Old Pit Shear Detailed Channel Sampling

The Old Pit Shear consisting of an approximately 20 m wide, gold-bearing corridor located approximately 50 m northwest of the Main Shear-L7600N Gold Shoot was subjected to additional trenching/outcrop stripping and detailed channel sampling. The NE-trending structure traced to date over an approximately 35 m strike distance encompasses two sub-parallel shear zones lying approximately 7 m apart.

The northwest shear consists of a braided (anastomosing) structure encompassing two prominent, sinuous, high shear branches located approximately 2.5 m apart; and containing irregular steeply dipping veins, stringers, and lenses of quartz plus/minus iron carbonate and tourmaline. Saprolite channel sample string #CCRS005-A and saw-cut channel sample string #KBCS077-6 collected approximately 3 m apart, across the northwestern shear branch returned mineralized intercepts of 2.4 m grading 6.25 g/t gold, including 10.10 g/t gold over 0.9 m, and 0.9 m grading 3.12 g/t gold. Saprolite channel sample string #CCRS005-B and saw-cut channel sample string #KBCS077-11 collected approximately 2 m apart, across the southeastern shear branch returned mineralized intercepts of 1.1 m grading 14.05 g/t gold and 3.8 m grading 6.84 g/t gold, including 11.05 g/t gold over 0.9 m.

Saw-cut channel sample strings #KBCS077-15, #KBCS077-12, and #KBCS077-16 collected over an approximately 15 m strike distance, across the southeast shear of the Old Pit structural corridor returned mineralized intercepts of 5.5 m grading 2.23 g/t gold, including 4.03 g/t gold over 2 m, 0.8 m grading 5.70 g/t gold and 0.7 m grading 24.80 g/t gold, respectively. An extensive array of mineralized low-angle extensional quartz-tourmaline veins is developed across the Old Pit shear corridor. Highlights of vertical or steeply inclined saw-cut channel sampling targeting low-angle veining include: 1.8 m grading 4.49 g/t gold, including 6.85 g/t gold over 0.8 m in sample string #KBCS077-V2; 0.6 m grading 40.60 g/t gold in #KBCS077-V5; 0.8 m grading 4.21 g/t gold in #KBCS077-V6; and 0.6 m grading 10.05 g/t gold in #KBCS077-V8.

Initial Roadside Shear Channel Sampling

The Roadside Shear located approximately 150 m northwest of the Main Shear-L7600N Gold Shoot was tested by first pass channel sampling to follow-up on prospecting rock grab samples returning gold values of 11.85 g/t and 17.90 g/t. The approximately 4 m wide, sinuous shear zone containing irregular veins and lenses of quartz plus/minus iron carbonate and tourmaline is exposed along a NE-trending, spine-like outcrop; with the outcrop centered by an approximately 1 m wide, overburden filled crevice preventing continuous channel sampling across the width of the structure.

Sample strings #KBCS082-2 and #KBCS082-3 consisting of parallel, saw-cut channel samples located approximately 1.5 m apart, across the shear zone’s northwestern exposure returned mineralized intercepts of 1.3 m grading 9.07 g/t gold, including 17.80 g/t gold over 0.6 m, and 2 m grading 1.84 g/t gold, including 4.07 g/t gold over 0.6 m, respectively. Channel sample string #KBCS082-4 collected across the southeastern portion of the shear exposure yielded a mineralized intercept of 0.7 m grading 2.20 g/t gold.

L7600W Shear Follow-Up Channel Sampling

Follow-up channel sampling was conducted on the L7600W Shear lying along the northwest margin of the Zone 5 Gold Corridor, approximately 250 m northwest of the Main Shear-L7600N Gold Shoot, to further define the high grade gold intercept returned by saw-cut channel sample string #KBCS078-5. The extended #KBCS078-5 sample string encompassing two sinuous high shear strain branches returned a mineralized intercept of 3 m grading 17.96 g/t gold, including the previously released intercept of 54.30 g/t gold over 0.8 m. The L7600W auriferous structure consists of a NE-trending, up to 10 m wide, braided shear zone traced by channel and grab sampling over an approximately 50 m strike-length along a series of spine-like outcrops.

Initial IP Target Ground-Proofing Results

Main Shear – SW Extension

A new bedrock exposure of the apparent, southwestern extension of the Main Shear was discovered approximately 250 m southwest of the L7600N Gold Shoot during prospecting of the southwestern segment of the approximately 1,100 m long, NE-trending high resistivity trend spatially associated with the Main Shear structure; extending the apparent strike length of the Main Shear gold mineralization to approximately 775 m.

Seven (7) composite chip samples collected from a series of spine-like outcrops spanning across an approximately 50 m transect of the exposed structural zone returned gold values of 0.38 g/t, 0.51 g/t, 0.7 g/t, 1.14 g/t, 1.26 g/t, 1.31 g/t, and 3.91 g/t. The gold mineralization is hosted by sheared, iron carbonate altered QFP with undulating ribbon quartz-iron carbonate-tourmaline stringers. Mechanized trenching / outcrop stripping is planned to further define the extent of this new mineralization zone on the Main Shear structure.

New Iron Formation – Hosted Gold Target

Prospecting efforts along the geophysically inferred, NNE-trending (030o) regional fault zone lying within the southwestern portion of the Zone 5 grid, at the intersection with the NE-trending (060o) Zone 5 Gold Corridor high resistivity trends, produced extensive fields of auriferous banded iron formation floats distributed over an approximately 650 m distance along the controlling structure. Of the 57 iron formation samples collected: 6 yielded less than 0.01 g/t gold; 22 returned gold values from 0.01 g/t to 0.1 g/t; 19 between 0.1 g/t and 0.5 g/t gold; 9 between 0.5 g/t and 1 g/t gold; and 1 sample returned a maximum value 2.18 g/t gold.

The gold-bearing iron formation floats exhibit a spatial association with a series of coincident high chargeability (IP) / weak – moderate resistivity anomalies and patchy to intermittent anomalous gold-in-soil values in the 50 to 225 parts per billion (“ppb”) range. The mineralized hematite (+/- goethite) iron formation material is characterized by strong patchy to pervasive silica alteration, pyritization, and quartz stockworks. The iron formation float which returned 2.18 g/t gold exhibits a spatial relationship with an apparent dilational jog developed at a left-stepping bend along the geophysically inferred structure.

Ongoing Zone 5 Work Program

Outcrop stripping / trenching is ongoing to further define the Zone 5 Gold Corridor; as well as detailed geological mapping and channel sampling of the auriferous shears identified to date. Prospecting / reconnaissance geology of the additional gold targets recently defined by the IP survey is also ongoing and access road construction is underway to permit mechanized trenching of newly defined high priority targets.

QA/QC

Yves P. Clement, P. Geo, Vice President, Exploration for Xtra-Gold is acting as the Qualified Person in compliance with National Instrument 43-101 (“NI 43-101”) with respect to this announcement. He has prepared and or supervised the preparation of the scientific or technical information in this announcement and confirms compliance with NI 43-101. All samples in this news release were analyzed by standard fire assay fusion with atomic absorption spectroscopy finish at ALS Ghana Limited, in Kumasi, Ghana; an ISO 9001:2000 certified laboratory operated by ALS Chemex. Xtra-Gold has implemented a rigorous quality assurance / quality control (QA/QC) program to ensure best practices in sampling and analysis of drill core, trench channel, and saw-cut channel samples, the details of which can be viewed on the Company’s website at www.xtragold.com.

About Xtra-Gold Resources Corp.

Xtra-Gold is a gold exploration company with a substantial land position in the Kibi Gold Belt. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt, has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds 5 Mining Leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq km), along the eastern flank of the Kibi Gold Belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements

The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company’s mineral properties, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information
For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone:	416 366-4227
E-mail:	info@xtragold.com
Website:	www.xtragold.com